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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                     Superior National Insurance Group, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    86822P208
                         ------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 86822P208                    13G              PAGE 2 OF 30 PAGES
          ----------
--------------------------                            --------------------------




        NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
        International Insurance Advisors, Inc.

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
   2                                                            (b) [X]

   3    SEC USE ONLY

        CITIZENSHIP OR PLACE OF ORGANIZATION
   4
        Delaware

      NUMBER OF              SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   0 (See Items 4 and 8)
      OWNED BY
        EACH            5
      REPORTING
       PERSON
        WITH
                      SHARED VOTING POWER

              6             1,474,306 (See Items 4 and 8)


                      SOLE DISPOSITIVE POWER
              7
                            0 (See Items 4 and 8)

                      SHARED DISPOSITIVE POWER
              8
                            0 (See Items 4 and 8)

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
              1,474,306 (See Items 4 and 8)

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                [X]
                    (See Item 8)

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  11
              30.1%

  12    TYPE OF REPORTING PERSON*

              CO


                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86822P208                    13G              PAGE 3 OF 30 PAGES
          ----------
--------------------------                            --------------------------




        NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
        International Insurance Investors (Bermuda) Limited

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
   2                                                            (b) [X]

   3    SEC USE ONLY

        CITIZENSHIP OR PLACE OF ORGANIZATION

   4
              Bermuda

      NUMBER OF              SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   0 (See Items 4 and 8)
      OWNED BY
        EACH            5
      REPORTING
       PERSON
        WITH
                      SHARED VOTING POWER
              6
                            15,694 (See Items 4 and 8)

                      SOLE DISPOSITIVE POWER
              7
                            15,694 (See Items 4 and 8)

                      SHARED DISPOSITIVE POWER
              8
                            0 (See Items 4 and 8)

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
              15,694 (See Items 4 and 8)

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                [X]
              (See Item 8)

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
               0.5%

  12    TYPE OF REPORTING PERSON*

              CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86822P208                    13G              PAGE 4 OF 30 PAGES
          ----------
--------------------------                            --------------------------




        NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
        Centre Reinsurance (Bermuda) Limited

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
   2                                                            (b) [X]

   3    SEC USE ONLY

        CITIZENSHIP OR PLACE OF ORGANIZATION
   4
              Bermuda

      NUMBER OF              SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   0  (See Items 4 and 8)
      OWNED BY
        EACH            5
      REPORTING
       PERSON
        WITH
                      SHARED VOTING POWER
              6
                            470,390 (See Items 4 and 8)

                      SOLE DISPOSITIVE POWER
              7
                            470,390 (See Items 4 and 8)

                      SHARED DISPOSITIVE POWER
              8
                            0 (See Items 4 and 8)

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
              470, 390 (See Items 4 and 8)

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                [X]
              (See Item 8)

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
              12.1%

  12    TYPE OF REPORTING PERSON*

              IC

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86822P208                    13G              PAGE 5 OF 30 PAGES
          ----------
--------------------------                            --------------------------




        NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
        Trustees of the Estate of Bernice P. Bishop

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
   2                                                            (b) [X]

   3    SEC USE ONLY

        CITIZENSHIP OR PLACE OF ORGANIZATION
   4
              Hawaii

      NUMBER OF              SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   0 (See Items 4 and 8)
      OWNED BY
        EACH            5
      REPORTING
       PERSON
        WITH
                      SHARED VOTING POWER
              6
                            388,752 (See Items 4 and 8)

                      SOLE DISPOSITIVE POWER
              7
                            388,752 (See Items 4 and 8)

                      SHARED DISPOSITIVE POWER
              8
                            0 (See Items 4 and 8)

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
              388,752 (See Items 4 and 8)

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                [X]
              (See Item 8)

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
              10.2%

  12    TYPE OF REPORTING PERSON*

              OO - Trust

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86822P208                    13G              PAGE 6 OF 30 PAGES
          ----------
--------------------------                            --------------------------




        NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
        Carlisle Ventures, Inc.

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
   2                                                            (b) [X]

   3    SEC USE ONLY
        CITIZENSHIP OR PLACE OF ORGANIZATION
   4
              Delaware

      NUMBER OF              SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   0 (See Items 4 and 8)
      OWNED BY
        EACH            5
      REPORTING
       PERSON
        WITH
                      SHARED VOTING POWER
              6
                            165,220 (See Items 4 and 8)

                      SOLE DISPOSITIVE POWER
              7
                            165,220 (See Items 4 and 8)

                      SHARED DISPOSITIVE POWER
              8
                            0 (See Items 4 and 8)

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
              165,220 (See Items 4 and 8)

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                [X]
              (See Item 8)

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
              4.6%

  12    TYPE OF REPORTING PERSON*

              CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86822P208                    13G              PAGE 7 OF 30 PAGES
          ----------
--------------------------                            --------------------------




        NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
        J.P Morgan Capital Corp.

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
   2                                                            (b) [X]

   3    SEC USE ONLY

        CITIZENSHIP OR PLACE OF ORGANIZATION
   4
        Delaware

      NUMBER OF              SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   0 (See Items 4 and 8)
      OWNED BY
        EACH            5
      REPORTING
       PERSON
        WITH
                      SHARED VOTING POWER
              6
                            165,220 (See Items 4 and 8)

                      SOLE DISPOSITIVE POWER
              7
                            165,220 (See Items 4 and 8)

                      SHARED DISPOSITIVE POWER
              8
                            0 (See Items 4 and 8)

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
              165,220 (See Items 4 and 8)

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                [X]
              (See Item 8)

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
              4.6%

  12    TYPE OF REPORTING PERSON*

              CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86822P208                    13G              PAGE 8 OF 30 PAGES
          ----------
--------------------------                            --------------------------




        NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
        Beach Haven Investors, Inc.

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
   2                                                            (b) [X]

   3    SEC USE ONLY

        CITIZENSHIP OR PLACE OF ORGANIZATION
   4
              Florida

      NUMBER OF              SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   0 (See Items 4 and 8)
      OWNED BY
        EACH            5
      REPORTING
       PERSON
        WITH
                      SHARED VOTING POWER
              6
                            1,948 (See Items 4 and 8)

                      SOLE DISPOSITIVE POWER
              7
                            0 (See Items 4 and 8)

                      SHARED DISPOSITIVE POWER
              8
                            1,948 (See Items 4 and 8)

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
              1,948 (See Items 4 and 8)

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                [X]
              (See Item 8)

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
              Less than 0.1%

  12    TYPE OF REPORTING PERSON*

              CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86822P208                    13G              PAGE 9 OF 30 PAGES
          ----------
--------------------------                            --------------------------




        NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
              Bacardi Capital Ltd.

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
   2                                                            (b) [X]

   3    SEC USE ONLY

        CITIZENSHIP OR PLACE OF ORGANIZATION
   4
              Bermuda

      NUMBER OF              SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   0 (See Items 4 and 8)
      OWNED BY
        EACH            5
      REPORTING
       PERSON
        WITH
                      SHARED VOTING POWER
              6
                            97,188 (See Items 4 and 8)

                      SOLE DISPOSITIVE POWER
              7
                            97,188 (See Items 4 and 8)

                      SHARED DISPOSITIVE POWER
              8
                            0 (See Items 4 and 8)

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
              97,188 (See Items 4 and 8)

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                [X]
              (See Item 8)

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
              2.8%

  12    TYPE OF REPORTING PERSON*

              CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86822P208                    13G              PAGE 10 OF 30 PAGES
          ----------
--------------------------                            --------------------------




        NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
        Fluor Reinsurance Investments, Inc.

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
   2                                                            (b) [X]

   3    SEC USE ONLY

        CITIZENSHIP OR PLACE OF ORGANIZATION
   4
              Delaware

      NUMBER OF              SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   0 (See Items 4 and 8)
      OWNED BY
        EACH            5
      REPORTING
       PERSON
        WITH
                      SHARED VOTING POWER
              6
                            155,501 (See Items 4 and 8)

                      SOLE DISPOSITIVE POWER
              7
                            155,501 (See Items 4 and 8)

                      SHARED DISPOSITIVE POWER
              8
                            0 (See Items 4 and 8)

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
              155,501 (See Items 4 and 8)

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                [X]
              (See Item 8)

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
              4.5%

  12    TYPE OF REPORTING PERSON*

              CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86822P208                    13G              PAGE 11 OF 30 PAGES
          ----------
--------------------------                            --------------------------




        NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
              Robert A. Spass

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
   2                                                            (b) [X]

   3    SEC USE ONLY

        CITIZENSHIP OR PLACE OF ORGANIZATION
   4
              United States

      NUMBER OF              SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   8,000 (See Items 4 and 8)
      OWNED BY
        EACH            5
      REPORTING
       PERSON
        WITH
                      SHARED VOTING POWER
              6
                            8,591 (See Items 4 and 8)

                      SOLE DISPOSITIVE POWER
              7
                            14,643 (See Items 4 and 8)

                      SHARED DISPOSITIVE POWER
              8
                            1,948 (See Items 4 and 8)

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
              16,591 (See Items 4 and 8)

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                [X]
              (See Item 8)

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
              0.2%

  12    TYPE OF REPORTING PERSON*

              IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86822P208                    13G              PAGE 12 OF 30 PAGES
          ----------
--------------------------                            --------------------------




        NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
        Paul H. Warren

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
   2                                                            (b) [X]

   3    SEC USE ONLY

        CITIZENSHIP OR PLACE OF ORGANIZATION
   4
              United States

      NUMBER OF              SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   0 (See Items 4 and 8)
      OWNED BY
        EACH            5
      REPORTING
       PERSON
        WITH
                      SHARED VOTING POWER
              6
                            3,321 (See Items 4 and 8)

                      SOLE DISPOSITIVE POWER
              7
                            3,321 (See Items 4 and 8)

                      SHARED DISPOSITIVE POWER
              8
                            0 (See Items 4 and 8)

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
              3,321 (See Items 4 and 8)

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                [X]
              (See Item 8)

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
              0.1%

  12    TYPE OF REPORTING PERSON*

              IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86822P208                    13G              PAGE 13 OF 30 PAGES
          ----------
--------------------------                            --------------------------




        NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
        Bradley E. Cooper

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
   2                                                            (b) [X]

   3    SEC USE ONLY

        CITIZENSHIP OR PLACE OF ORGANIZATION
   4
              United States

      NUMBER OF              SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   2,000 (See Items 4 and 8)
      OWNED BY
        EACH            5
      REPORTING
       PERSON
        WITH
                      SHARED VOTING POWER
              6
                            1,107 (See Items 4 and 8)

                      SOLE DISPOSITIVE POWER
              7
                            3,107 (See Items 4 and 8)

                      SHARED DISPOSITIVE POWER
              8
                            0 (See Items 4 and 8)

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
              3,107 (See Items 4 and 8)

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                [X]
              (See Item 8)

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
              Less than 0.1%

  12    TYPE OF REPORTING PERSON*

              IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86822P208                    13G              PAGE 14 OF 30 PAGES
          ----------
--------------------------                            --------------------------




        NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
        Craig Schwarberg

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
   2                                                            (b) [X]

   3    SEC USE ONLY

        CITIZENSHIP OR PLACE OF ORGANIZATION
   4
              United States

      NUMBER OF              SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   0 (See Items 4 and 8)
      OWNED BY
        EACH            5
      REPORTING
       PERSON
        WITH
                      SHARED VOTING POWER
              6
                            3,321 (See Items 4 and 8)

                      SOLE DISPOSITIVE POWER
              7
                            3,321 (See Items 4 and 8)

                      SHARED DISPOSITIVE POWER
              8
                            0 (See Items 4 and 8)

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
              3,321 (See Items 4 and 8)

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                [X]
              (See Item 8)

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
              0.1%

  12    TYPE OF REPORTING PERSON*

              IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86822P208                    13G              PAGE 15 OF 30 PAGES
          ----------
--------------------------                            --------------------------




        NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
        International Insurance Advisors, Inc. 401(k) and Pension Plans

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
   2                                                            (b) [X]

   3    SEC USE ONLY

        CITIZENSHIP OR PLACE OF ORGANIZATION
   4
              Delaware

      NUMBER OF              SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   0 (See Items 4 and 8)
      OWNED BY
        EACH            5
      REPORTING
       PERSON
        WITH
                      SHARED VOTING POWER
              6
                            5,5351/ (See Items 4 and 8)

                      SOLE DISPOSITIVE POWER
              7
                            0 (See Items 4 and 8)

                      SHARED DISPOSITIVE POWER
              8
                            0 (See Items 4 and 8)

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
              5,5351/ (See Items 4 and 8)

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                [X]
              (See Item 8)

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
              0.2%

  12    TYPE OF REPORTING PERSON*

              EP

                     *SEE INSTRUCTION BEFORE FILLING OUT!

--------
/1/ Includes 1,107, 3,321 and 1,107 shares held for the accounts of Bradley E.
    Cooper, Craig Schwarberg and Paul H. Warren, respectively.

                        AMENDMENT NO. 1 TO SCHEDULE 13G

            This Amendment No. 1 to Schedule 13G (this "Schedule 13G Statement") is filed by the undersigned to amend and restate the Schedule 13G, filed February 14, 1996 (the "Initial 13G"), with respect to the shares of common stock, no par value per share, of Superior National Insurance Group, Inc.

ITEM 1(A).  NAME OF ISSUER:

            The name of Issuer is Superior National Insurance Group, Inc. (the "Issuer").

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            The principal executive offices of the Issuer are located at 26601 Agoura Road, Calabasas, California 91302

ITEM 2(A).  NAME OF PERSON FILING:

            The persons filing this Schedule 13G Statement are International Insurance Advisors, Inc., International Insurance Investors (Bermuda) Limited, Centre Reinsurance (Bermuda) Limited, the Trustees of the Estate of Bernice P. Bishop, Carlisle Ventures, Inc., J.P. Morgan Capital Corp., Beach Haven Investors, Inc., Bacardi Capital Ltd., Fluor Reinsurance Investments, Inc., Robert A. Spass, Paul H. Warren, Bradley E. Cooper, Craig Schwarberg and International Insurance Advisors, Inc. 401(k) and Pension Plans (each, a "Filing Person" and collectively, the "Filing Persons").

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The address of the principal business office of each of the Filing Persons is as follows:

            International Insurance Advisors, Inc.
            One Chase Manhattan Plaza, 44th Floor
            New York, New York 10005

            International Insurance Investors (Bermuda) Limited
            Cumberland House
            One Victoria Street, Seventh Floor
            Hamilton, HM HX, Bermuda

            Centre Reinsurance (Bermuda) Limited
            Cumberland House
            One Victoria Street
            Seventh Floor
            Hamilton, HM HX, Bermuda

            Trustees of the Estate of Bernice P. Bishop

            567 South King Street
            Suite 200
            Honolulu, Hawaii  96813

            Carlisle Ventures, Inc.
            720 East Wisconsin Avenue
            Milwaukee, Wisconsin  53202

            J.P. Morgan Capital Corp.
            60 Wall Street
            New York, NY  10260

            Beach Haven Investors, Inc.
            10 Floral Court
            Westfield, New Jersey  07090

            Bacardi Capital Ltd.
            Pitts Bay Road
            Hamilton, Bermuda

            Fluor Reinsurance Investments, Inc.
            3333 Michaelson Drive
            Irvine, California  92730

            Robert A. Spass
            One Chase Manhattan Plaza, 44th Floor
            New York, New York  10005

            Paul H. Warren
            One Chase Manhattan Plaza, 44th Floor
            New York, New York  10005

            Bradley E. Cooper
            One Chase Manhattan Plaza, 44th Floor
            New York, New York  10005

            Craig Schwarberg
            One Chase Manhattan Plaza, 44th Floor
            New York, New York  10005

            International Insurance Advisors, Inc. 401(k) and Pension Plans One Chase Manhattan Plaza, 44th Floor
            New York, New York  10005

ITEM 2(C).  CITIZENSHIP:

            The information with respect to the citizenship or organization of each of the Filing Persons is as follows:

            International Insurance Advisors, Inc. is a corporation organized under the laws of Delaware.

            International Insurance Investors (Bermuda) Limited is a corporation organized under the laws of Bermuda.

            Centre Reinsurance (Bermuda) Limited is an insurance company organized under the laws of Bermuda.

            The Estate of Bernice P. Bishop is a trust organized under the laws of Hawaii.

            Carlisle Ventures, Inc. is a corporation organized under the laws of Delaware.

            J.P. Morgan Capital Corp. is a corporation organized under the laws of Delaware.

            Beach Haven Investors, Inc. is a corporation organized under the laws of Florida.

            Bacardi Capital Ltd. is a corporation organized under the laws of Bermuda.

            Fluor Reinsurance Investments, Inc. is a corporation organized under the laws of Delaware.

            International Insurance Advisors, Inc. 401(k) and Pension Plans are employee benefit plans of International Insurance Advisors, Inc., a corporation organized under the laws of Delaware.

            Each of Robert A. Spass, Paul H. Warren, Bradley E. Cooper and Craig Schwarberg are citizens of the United States.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            This Schedule 13G Statement relates to common stock, no par value per share, of Superior National Insurance Group, Inc. (the "Common Stock").

ITEM 2(E).  CUSIP NUMBER:

            86822P208

ITEM 3.     FILING PURSUANT TO RULES 13D-1(B) OR 13D-2(B):

            This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

ITEM 4.     OWNERSHIP.

            The aggregate number of shares of Common Stock that International Insurance Advisors, Inc. ("IIA") owns beneficially, pursuant to certain warrants (the "Warrants")2/ that are exercisable within 60 days for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), is 1,474,306, which constitutes approximately 30.1% of the outstanding shares of Common Stock. IIA shares the power to vote or to direct the vote of the 1,474,306 shares of Common Stock with International Insurance Investors (Bermuda) Limited, Centre Reinsurance (Bermuda) Limited, the Trustees of the Estate of Bernice P. Bishop, Carlisle Ventures, Inc., J.P. Morgan Capital Corp., Beach Haven Investors, Inc., Bacardi Capital Ltd., Fluor Reinsurance Investments, Inc., Robert A. Spass, Paul H. Warren, Bradley E. Cooper, Craig Schwarberg and International Insurance Advisors, Inc. 401(k) and Pension Plans, either pursuant to the Agency and Proxy Agreement dated as of March 16, 1992, attached to the Initial 13G as Exhibit A (the "Agency and Proxy Agreement"), or as a result of the fact that IIA holds the Warrants as agent for each of the limited partners and for the general partner of III. IIA has no dispositive power with respect to the aforementioned 1,474,306 shares of Common Stock.

            The aggregate number of shares of Common Stock that International Insurance Investors (Bermuda) Limited owns beneficially, pursuant to Warrants that are exercisable within 60 days for purposes of Rule 13d-3 under the Act, is 15,694, which constitutes approximately 0.5% of the outstanding shares of Common Stock. International Insurance Investors (Bermuda) Limited shares the power to vote or to direct the vote of said 15,694 shares of Common Stock with IIA pursuant to the Agency and Proxy Agreement, and has sole power to dispose or to direct the disposition of said 15,694 shares of Common Stock.

            The aggregate number of shares of Common Stock that Centre Reinsurance (Bermuda) Limited owns beneficially, pursuant to Warrants that are exercisable within 60 days for purposes of Rule 13d-3 under the Act, is 470,390, which constitutes approximately 12.1% of the outstanding shares of
--------
/2/ Warrants to purchase 1,474,306 shares of Common Stock ("the Warrants") are held of record by IIA, as agent for each of the limited partners and for the general partner, International Insurance Investors (Bermuda) Limited, of International Insurance Investors, L.P., a Bermuda limited partnership (sometimes referred to as "III"). Such limited partners consist of all of the Filing Persons except International Insurance Investors (Bermuda) Limited, IIA, Centre Reinsurance (Bermuda) Limited, Bradley E. Cooper and Craig Schwarberg. The Warrants were purchased by III on March 31, 1992 and are exercisable immediately at $4.00 per share. The Warrants purchased by III, now exercisable into 1,474,306 shares of Common Stock, were assigned and issued to IIA as agent for each of the limited partners and for the general partner of III.

            Common Stock. Centre Reinsurance (Bermuda) Limited acquired beneficial ownership in such shares of Common Stock pursuant to the Assignment of Warrant, dated November 8, 1996, between Centre Reinsurance Limited and Centre Reinsurance (Bermuda) Limited, pursuant to which (a) Centre Reinsurance Limited, a wholly-owned subsidiary of Centre Reinsurance (Bermuda) Limited and a limited partner of III, assigned its right, title and interest in the Warrants to Centre Reinsurance (Bermuda) Limited and (b) Centre Reinsurance (Bermuda) Limited became subject to the Agency and Proxy Agreement with respect to its interest in the Warrants. Centre Reinsurance (Bermuda) Limited shares the power to vote or to direct the vote of said 470,390 shares of Common Stock with IIA pursuant to the Agency and Proxy Agreement, and has sole power to dispose or to direct the disposition of said 470,390 shares of Common Stock.

            The aggregate number of shares of Common Stock that the Trustees of the Estate of Bernice P. Bishop (the "Bishop Estate") owns beneficially, pursuant to Warrants are exercisable within 60 days for purposes of Rule 13d-3 under the Act, is 388,752, which constitutes approximately 10.2% of the outstanding shares of Common Stock. The Bishop Estate shares the power to vote or to direct the vote of said 388,752 shares of Common Stock with IIA pursuant to the Agency and Proxy Agreement, and has sole power to dispose or to direct the disposition of said 388,752 shares of Common Stock.

            The aggregate number of shares of Common Stock that Carlisle Ventures, Inc. owns beneficially, pursuant to Warrants that are exercisable within 60 days for purposes of Rule 13d-3 under the Act, is 165,220, which constitutes approximately 4.6% of the outstanding shares of Common Stock. Carlisle Ventures, Inc. shares the power to vote or to direct the vote of said 165,220 shares of Common Stock with IIA pursuant to the Agency and Proxy Agreement, and has sole power to dispose or to direct the disposition of said 165,220 shares of Common Stock.

            The aggregate number of shares of Common Stock that J.P. Morgan Capital Corp. owns beneficially, pursuant to Warrants that are exercisable within 60 days for purposes of Rule 13d-3 under the Act, is 165,220, which constitutes approximately 4.6% of the outstanding shares of Common Stock. J.P. Morgan Capital Corp. shares the power to vote or to direct the vote of said 165,220 shares of Common Stock with IIA pursuant to the Agency and Proxy Agreement, and has sole power to dispose or to direct the disposition of said 165,220 shares of Common Stock.

            The aggregate number of shares of Common Stock that Beach Haven Investors, Inc. owns beneficially, pursuant to Warrants that are exercisable within 60 days for purposes of Rule 13d-3 under the Act, is 1,948, which constitutes less than 0.1% of the outstanding shares of Common Stock. Beach Haven Investors, Inc. shares the power to vote or to direct the vote of said 1,948 shares of Common Stock (a) with Robert A. Spass, its sole stockholder, and (b) with IIA pursuant to the Agency and Proxy Agreement. Beach Haven Investors, Inc. shares the power to dispose or to direct the disposition of said 1,948 shares of Common Stock with Robert A. Spass.

            The aggregate number of shares of Common Stock that Bacardi Capital Ltd. owns beneficially pursuant to Warrants that are exercisable within 60 days for purposes of Rule 13d-3 under the Act, is 97,188, which constitutes approximately 2.8% of the outstanding shares of Common Stock. Bacardi Capital Ltd. shares the power to vote or to direct the vote of said 97,188 shares of Common Stock with IIA pursuant to the Agency and Proxy Agreement, and has sole power to dispose or to direct the disposition of said 97,188 shares of Common Stock.

            The aggregate number of shares of Common Stock that Fluor Reinsurance Investments, Inc. owns beneficially, pursuant to Warrants that are exercisable within 60 days for purposes of Rule 13d-3 under the Act, is 155,501, which constitutes approximately 4.5% of the outstanding shares of Common Stock. Fluor Reinsurance Investments, Inc. shares the power to vote or to direct the vote of said 155,501 shares of Common Stock with IIA pursuant to the Agency and Proxy Agreement, and has sole power to dispose or to direct the disposition of said 155,501 shares of Common Stock.

            The aggregate number of shares of Common Stock that Robert A. Spass owns beneficially is 16,591, of which (a) 8,591 are issuable upon exercise of Warrants that are exercisable within 60 days for purposes of Rule 13d-3 under the Act and (b) 8,000 were purchased by Mr. Spass on September 19, 1996. All of such shares of Common Stock constitute approximately 0.2% of the outstanding shares of Common Stock. Robert A. Spass shares the power to vote or to direct the vote of 6,643 shares of Common Stock with IIA, given the fact that IIA holds the Warrants as agent for the limited partners of III, which include Robert A. Spass. Mr. Spass also shares the power to vote or to direct the vote of 1,948 shares of Common Stock (a) with Beach Haven Investors, Inc., a corporation of which Mr. Spass is the sole stockholder and (b) with IIA pursuant to the Agency and Proxy Agreement. Mr. Spass shares the power to dispose or to direct the disposition of 1,948 shares of Common Stock with Beach Haven Investors, Inc. and has sole power to vote or direct the voting of 8,000 shares of Common Stock and sole power to dispose or to direct the disposition of 14,643 shares of Common Stock.

            The aggregate number of shares of Common Stock that Paul H. Warren owns beneficially, pursuant to Warrants that are exercisable within 60 days for purposes of Rule 13d-3 under the Act, is 3,321, which constitutes approximately 0.1% of the outstanding shares of Common Stock. Paul H. Warren shares the power to vote or to direct the vote of 2,214 shares of Common Stock with IIA, given the fact that IIA holds the Warrants as agent for the limited partners of III, which include Paul H. Warren. Mr. Warren also shares the power to vote or to direct the vote of 1,107 shares (a) with the

            International Insurance Advisors, Inc. 401(k) and Pension Plans and
            (b) with IIA, given the fact that IIA holds the Warrants as agent for the limited partners of III, which include the International Insurance Advisors, Inc. 401(k) and Pension Plans. Mr. Warren has sole power to dispose or to direct the disposition of 3,321 shares of Common Stock.

            The aggregate number of shares of Common Stock that Bradley E. Cooper owns beneficially is 3,107, of which (a) 1,107 are issuable upon exercise of Warrants that are exercisable within 60 days for purposes of Rule 13d-3 under the Act and (b) 2,000 were purchased by Mr. Cooper on April 9, 1996. All of such shares of Common Stock constitutes less than 0.1% of the outstanding shares of Common Stock. Bradley E. Cooper shares the power to vote or to direct the vote of the 1,107 shares (a) with the International Insurance Advisors, Inc. 401(k) and Pension Plans and (b) with IIA, given the fact that IIA holds the Warrants as agent for the limited partners of III, which include the International Insurance Advisors, Inc. 401(k) and Pension Plans. Mr. Cooper has sole power to vote or direct the voting of 2,000 shares of Common Stock and sole power to dispose or to direct the disposition of 3,107 shares of Common Stock.

            The aggregate number of shares of Common Stock that Craig Schwarberg owns beneficially, pursuant to Warrants that are exercisable within 60 days for purposes of Rule 13d-3 under the Act, is 3,321, which constitutes approximately 0.1% of the outstanding shares of Common Stock. Craig Schwarberg shares the power to vote or to direct the vote of the 3,321 shares (a) with the International Insurance Advisors, Inc. 401(k) and Pension Plans and (b) with IIA, given the fact that IIA holds the Warrants as agent for the limited partners of III, which include the International Insurance Advisors, Inc. 401(k) and Pension Plans. Mr. Schwarberg has sole power to dispose or to direct the disposition of 3,321 shares of Common Stock.

            The aggregate number of shares of Common Stock that International Insurance Advisors, Inc. 401(k) and Pension Plans owns beneficially, pursuant to Warrants that are exercisable within 60 days for purposes of Rule 13d-3 under the Act, is 5,535, which constitutes approximately 0.2% of the outstanding shares of Common Stock. International Insurance Advisors, Inc. 401(k) and Pension Plans shares the power to vote or to direct the vote of 1,107 shares with Bradley E. Cooper, 3,321 shares with Craig Schwarberg and 1,107 shares with Paul H. Warren, respectively. International Insurance Advisors, Inc. 401(k) and Pension Plans also shares the power to vote or to direct the vote of 5,535 shares with IIA, given the fact that International Insurance Advisors, Inc. holds the Warrants as agent for the limited partners of III, which include the International Insurance Advisors, Inc. 401(k) and Pension Plans. International Insurance Advisors, Inc. 401(k) and Pension Plans has no dispositive power with respect to these 5,535 shares.

            Pursuant to the Stock Purchase Agreement, dated as of September 17, 1996 (the "Stock Purchase Agreement"), by and among the Issuer, Insurance Partners, L.P., a Delaware limited partnership ("IP Delaware"), Insurance Partners Offshore (Bermuda), L.P., a Bermuda limited partnership ("IP Bermuda" and, together with IP Delaware, "Insurance Partners") and such other persons or entities who execute the form of Stock Subscription Agreement attached thereto as Exhibit A, the Issuer agreed to issue and sell to IP Delaware and IP Bermuda, and IP Delaware and IP Bermuda agreed to purchase from the Issuer, an aggregate of not more than $18,000,000 worth of shares of Common Stock. The Issuer and Insurance Partners agreed that such $18,000,000 would be reduced, and such $18,000,000 was reduced, by the amount of Common Stock purchased by other persons or entities executing Stock Subscription Agreements with the Issuer. As a result, IP Delaware agreed to purchase an aggregate of 1,369,856 shares of Common Stock for an aggregate purchase price of $10,315,016 and IP Bermuda agreed to purchase an aggregate of 754,978 shares of Common Stock for an aggregate purchase price of $5,684,984. In addition, each of III, IIA and Centre Reinsurance Limited agreed to certain standstill restrictions set forth in
            Section 4.2 of the Stock of the Stock Purchase Agreement. The Stock Purchase Agreement was amended by Amendment No. 1 to Stock Purchase Agreement, dated as of September 20, 1996 ("Amendment No. 1"), by and among the Issuer, IP Delaware and IP Bermuda. The description of the Stock Purchase Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement. The Stock Purchase Agreement and Amendment No. 1 are incorporated herein by reference to the Stock Purchase Agreement and Amendment No. 1 filed by the Issuer with the Securities and Exchange Commission (the "Commission") as Annex A of the Issuer's Proxy Statement, dated November 11, 1996, and filed with the Commission. The closing of the consummation of the transactions contemplated by the Stock Purchase Agreement has not occurred. Such closing is conditioned upon, without limitation, the approval by the stockholders of the Issuer of the issuance of the shares of Common Stock to IP Delaware and IP Bermuda.

            As more fully described in Section 4.2 of the Stock Purchase Agreement, so long as the shares of Common Stock owned by Insurance Partners and its Associates,3/ directly or indirectly, represent 15% (the "15% Threshold") of
--------
/3/ Insurance Partners' Associates is defined to include CentreLine Reinsurance Limited, Centre Reinsurance Limited, III, IIA and any person or entity that controls, is under common control with, or is controlled by Insurance Partners or such persons or entities, and all individuals who are officers, directors or control persons of any such entities, including Insurance Partners. Neither Centre Reinsurance Limited, III nor IIA are affiliates (within the meaning of Rule 12b-2 under the Act) of Insurance Partners. Centre Reinsurance Limited, III, IIA and Insurance Partners are not a "group" within the meaning of Rule 13d-5 under the Act.

            the outstanding shares of the Issuer on a fully diluted basis (including, without limitation, the Issuer's 14.5% Senior Subordinated Voting Notes due April 1, 2002 (the "Voting Notes")), III, IIA and Centre Reinsurance Limited agreed as follows:

                  (a) Pursuant to Section 4.2(a) of the Stock Purchase Agreement, each of III, IIA and Centre Reinsurance Limited agreed with respect to itself and any person or entity that controls, is under common control with, or is controlled by III, IIA or Centre Reinsurance Limited, and all individuals who are officers, directors or control persons of any such entities that it will not, subject to certain exceptions set forth in Section 4.2 of the Stock Purchase Agreement, (a) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any shares of Common Stock or voting securities of the Issuer (or direct or indirect rights or options to acquire any such securities), (b) enter, agree to enter into or propose to enter into, directly or indirectly, any merger or business combination involving the Issuer, (c) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are used in the rules of the Commission) or consent to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Issuer or (d) form, join or in any way participate in a "group" (within the meaning of Section 13d-3 of the Act) with any persons not referred to in
                  Section 4.2 of the Stock Purchase Agreement with respect to any of the foregoing, provided, however, that nothing in
                  Section 4.2(a) of the Stock Purchase Agreement shall restrict III, IIA or Centre Reinsurance Limited from (A) acquiring shares of Common Stock or voting securities as a result of a stock split, stock dividend or similar recapitalization of the Issuer, (B) exercising the Warrants issued to IIA pursuant to the Note Purchase Agreement, dated as of March 31, 1992, among the Issuer and each of the several purchasers listed on
                  Schedule I thereto and the warrant issued to CentreLine Reinsurance Limited pursuant to the Preferred Securities Purchase Agreement, dated as of June 30, 1994, among the Issuer, Superior National Capital Holding Corporation, Superior National Capital, L.P. and Centre Reinsurance Services (Bermuda) III Limited, (C) making, or in any way participating, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 under the Act) in connection with the election to the Board of Directors of the Issuer (the "Board of Directors") of directors nominated by Insurance Partners or any of its Associates (to the extent not otherwise inconsistent with the Stock Purchase Agreement) or (D) with respect to a tender or exchange offer or a merger or other business combination involving the Issuer (a

                  "Business Combination"), which was initiated without the encouragement by or the participation of Insurance Partners or any of its Associates, making a tender or exchange offer or a proposal with respect to a Business Combination, or forming, joining or participating as a "group" to make such offer or proposal, in either case upon more favorable terms than those of the unsolicited tender or exchange offer or Business Combination; and provided further, that nothing contained in
                  Section 4.2(a) of the Stock Purchase Agreement shall affect or impair the right of any director of the Issuer to (x) act as a member of the Board of Directors or any committee thereof or
                  (y) take any action necessary or advisable to carry out his obligations and duties as a director of the Issuer. Notwithstanding anything to the contrary contained in the Stock Purchase Agreement, nothing in Section 4.2(a) of the Stock Purchase Agreement shall prohibit or restrict any Associate who is a director of the Issuer from acquiring, in one or more transactions, in his individual capacity, an aggregate of 25,000 shares of Common Stock so long as such acquisition does not violate any provision of the Issuer's charter as in effect from time to time.

                  (b) The limitations set forth in Section 4.2(a) of the Stock Purchase Agreement and described in paragraph (a) above may be waived by the affirmative vote of the nearest whole number representing 66 2/3% or more of (i) the directors of the Issuer, excluding from the total number of directors voting, those who are Associates of Insurance Partners and those who are employees of the Issuer or (ii) the shares of the Issuer, not including in such total number of shares voting, those beneficially owned by those executive officers of the Issuer subject to the reporting requirements of Section 16 of the Act and those owned by Insurance Partners and its Associates. In addition, any material business relationship between the Issuer and Insurance Partners or any Associate of Insurance Partners must be approved in the manner described in the preceding sentence.

                  (c) Other than with respect to the election of directors of the Issuer, with respect to any vote of the stockholders of the Issuer on a particular matter, if the aggregate number of all shares that are voted in like manner by Insurance Partners and its Associates are greater than 35% of the total number of shares voted, then those votes that exceed such 35% threshold shall be voted in the same proportion as the other shareholders voted their shares with respect to such matter.

            The Issuer agreed that during the term of the Stock Purchase Agreement, the Board of Directors shall nominate one individual (the "IP Designee") designated by Insurance Partners (provided that such individual is reasonably acceptable to the Board of Directors) for election as a director of the Issuer at each annual meeting of the shareholders, provided that, subject to the 15% Threshold, as more fully described in Section 4.2(e) of the Stock Purchase

            Agreement, Insurance Partners agreed that Insurance Partners and its Associates may not elect a total or more than five persons (or the highest number that is less than a majority of the Board of Directors, as the case may be), including the IP Designee, who are Associates of Insurance Partners to be directors of the Issuer.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            This filing on this Schedule 13G Statement is not for the purpose of reporting the fact that as of the date hereof any Filing Person has ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            No person other than each Filing Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Filing Person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            This Schedule 13G Statement is not being filed by a parent holding company.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            The Filing Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act and, as such, (i) each member of the group could be deemed to own beneficially all shares held, in the aggregate, by all group members and (ii) the group could be deemed to own beneficially an aggregate of 1,474,306 shares of Common Stock, representing 30.1% of the currently outstanding shares of Common Stock. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission that such group exists. Pursuant to Rule 13d-4, each Filing Person disclaims beneficial ownership of the shares of Common Stock held by all other Filing Persons.

            Reference is made to the Schedule 13G Statement (the "Affiliated
            Schedule 13G") that was filed on February 14, 1996 by CentreLine Reinsurance Limited with respect to the Common Stock of the Issuer. As a result of certain affiliations4/ between CentreLine Reinsurance Limited and the various Filing Persons, CentreLine Reinsurance Limited and one or more of the Filing Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act and, as such, (i) each member of the group could
--------
/4/ CentreLine Reinsurance Limited and Centre Reinsurance (Bermuda) Limited, a Filing Person, are wholly owned subsidiaries of Zurich Insurance Company, an insurance holding company organized under the laws of Switzerland.

            be deemed to own beneficially all shares held, in the aggregate, by all group members and (ii) the group could be deemed to own beneficially an aggregate of up to 2,053,662 shares of Common Stock, representing approximately 37.5% of the currently outstanding shares of Common Stock. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission that such group exists. Pursuant to Rule 13d-4, each Filing Person disclaims beneficial ownership of the shares of Common Stock held by CentreLine Reinsurance Limited in addition to disclaiming beneficial ownership of the shares of Common Stock held by all other Filing Persons.

            See Exhibit B attached to the Initial 13G for the identity of each individual or entity that may be a member of a "group" for purposes of Rule 13d-5.

            The Filing Persons have entered into a Joint Filing Agreement, dated February 14, 1996, which is attached as Exhibit C to the Initial 13G, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of the Initial 13G and any amendment thereto, including, without limitation, this Schedule 13G Statement.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            The filing on this Schedule 13G Statement is not being made pursuant to Rule 13d-1(b).

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 1997

                        INTERNATIONAL INSURANCE ADVISORS, INC.


                        By: /S/ Robert A. Spass
                            --------------------------------------
                            Name:  Robert A. Spass
                            Title:  President


                        INTERNATIONAL INSURANCE INVESTORS
                              (BERMUDA) LIMITED
                        By International Insurance Advisors, Inc., as Agent5/


                        By: /S/ Robert A. Spass
                            --------------------------------------
                            Name:  Robert A. Spass
                            Title:  President


                        CENTRE REINSURANCE (BERMUDA) LIMITED
                        By International Insurance Advisors, Inc., as Agent5/


                        By: /S/ Robert A. Spass
                            --------------------------------------
                            Name:  Robert A. Spass
                            Title:  President


                        TRUSTEES OF THE ESTATE OF BERNICE P. BISHOP
                        By International Insurance Advisors, Inc., as Agent5/


                        By: /S/ Robert A. Spass
                            --------------------------------------
                            Name:  Robert A. Spass
                            Title:  President


--------
/5/ International Insurance Advisors, Inc. has been appointed Agent for this Filing Person pursuant to the Agency and Proxy Agreement, dated as of March 16, 1992, attached as Exhibit A to the Initial 13G.

                        CARLISLE VENTURES, INC.
                        By International Insurance Advisors, Inc., as Agent5/


                        By: /S/ Robert A. Spass
                            --------------------------------------
                            Name:  Robert A. Spass
                            Title:  President


                        J.P. MORGAN CAPITAL CORP.
                        By International Insurance Advisors, Inc., as Agent5/


                        By: /S/ Robert A. Spass
                            --------------------------------------
                            Name:  Robert A. Spass
                            Title:  President


                        BEACH HAVEN INVESTORS, INC.
                        By International Insurance Advisors, Inc., as Agent5/


                        By: /S/ Robert A. Spass
                            --------------------------------------
                            Name:  Robert A. Spass
                            Title:  President


                        BACARDI CAPITAL LTD.
                        By International Insurance Advisors, Inc., as Agent5/


                        By: /S/ Robert A. Spass
                            --------------------------------------
                            Name:  Robert A. Spass
                            Title:  President


--------
/5/ International Insurance Advisors, Inc. has been appointed Agent for this Filing Person pursuant to the Agency and Proxy Agreement, dated as of March 16, 1992, attached as Exhibit A to the Initial 13G.

                        FLUOR REINSURANCE INVESTMENTS, INC.
                        By International Insurance Advisors, Inc., as Agent5/


                        By: /S/ Robert A. Spass
                            --------------------------------------
                            Name:  Robert A. Spass
                            Title:  President



                                        /S/ Robert A. Spass
                            --------------------------------------
                                            Robert A. Spass


                                        /S/ Paul H. Warren
                            --------------------------------------
                                            Paul H. Warren


                                        /S/ Bradley E. Cooper
                            --------------------------------------
                                            Bradley E. Cooper


                                      /S/ Craig Schwarberg
                            --------------------------------------
                                            Craig Schwarberg


                        INTERNATIONAL INSURANCE ADVISORS, INC.
                              401(k) AND PENSION PLANS


                        By: /S/ Steven D. Germain
                            --------------------------------------
                            Name:  Steven D. Germain
                            Title:  Trustee



--------
/5/ International Insurance Advisors, Inc. has been appointed Agent for this Filing Person pursuant to the Agency and Proxy Agreement, dated as of March 16, 1992, attached as Exhibit A to the Initial 13G.